UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 10)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $6.10 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated August 3, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016, as amended. The Offer to Purchase and the Amended Form of Letter of Transmittal are filed as Exhibits (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer:”

“On August 17, 2016, Mill Road submitted to the Company a revised written indication of interest to acquire all of the Company’s outstanding shares of Common Stock for $6.35 per share in cash, on terms materially identical to the August 15 Mill Road Proposal, other than the increased price per share and an increased termination fee of approximately $6.9 million (the “August 17 Mill Road Proposal”). The August 17 Mill Road Proposal indicated that Mill Road has the approval of its proposed debt financing sources in connection with the August 17 Mill Road Proposal, and it delivered into escrow its signature pages to the proposed merger agreement.

Later that day, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the August 17 Mill Road Proposal. The Strategic Transactions Committee discussed the terms of the August 17 Mill Road Proposal, including the proposed $0.25 premium relative to the Offer Price, as well as the relative timing of the proposed transactions with Parent and Mill Road, the potential risks associated with a delay in a proposed transaction with Mill Road relative to the current proposed transaction with Parent, the required payment of the $6.6 million termination fee to Parent under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into a Superior Proposal and the terms of the equity and debt commitments presented by Mill Road as part of the August 17 Mill Road Proposal. The Strategic Transactions Committee also noted that Mill Road had indicated that it had obtained approval from its debt financing sources and it had delivered into escrow its signature pages to the proposed merger agreement. After deliberations and consultation with representatives from Latham and PJSC, the Strategic Transactions Committee recommended to the Company Board that it determine that the August 17 Mill Road Proposal was a Superior Proposal and that failure to terminate the Merger Agreement and enter into the August 17 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith would be inconsistent with its fiduciary duties under applicable law. The Strategic Transactions Committee also recommended that the Company Board authorize management, pursuant to the terms of the Merger Agreement, to deliver written notice to Parent of the Company Board’s determination and intention, at or after 12:00 a.m., Eastern Time, on August 23, 2016, to terminate the Merger Agreement to enter into a definitive agreement with respect to the August 17 Mill Road Proposal and change its recommendation to the Company’s stockholders to recommend the August 17 Mill Road Proposal, subject to Parent’s rights pursuant to the Merger Agreement to negotiate with and make revised proposals to the Company during that period.

Later that same night, the Company Board, other than Messrs. Alden, Kearl and Warnock, who continued to recuse themselves, met by telephone with management and representatives of PJSC and Latham to discuss the August 17 Mill Road Proposal. Following similar discussions and a discussion of the recommendation of the Strategic Transactions Committee, and upon further consultation with representatives of Latham and PJSC, the Company Board, other than Mr. Darling, who recused himself from the vote, determined that the August 17 Mill Road Proposal was a Superior Proposal and that failure to terminate the Merger Agreement and enter into the August 17 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith would be inconsistent with its fiduciary duties under applicable law. The Company Board also authorized management to deliver a notice to Parent consistent with the Strategic Transaction Committee’s recommendation.

On August 18, 2016, the Company issued a press release announcing the Company Board’s determination that the August 17 Mill Road Proposal constitutes a Superior Proposal and the Company’s notice to Parent of its intention, at or after 12:00 a.m., Eastern Time, on August 23, 2016, to terminate the Merger Agreement to enter into a definitive agreement with respect to the August 17 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith. Until such time, Parent has the right to make revised proposals to the Company. A copy of the August 18, 2016 press release is attached to this Statement as Exhibit (a)(11) and is incorporated herein by reference. On August 17, 2016, the closing price of the Company’s Common Stock was $6.41 per share.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(21)	Press Release issued by the Company, dated August 18, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: August 18, 2016